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SEC FILE NUMBER
1-13507

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
AMENDED NOTIFICATION OF LATE FILING

Commission File Number 1-13507

American Skiing Company
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3373730 (I.R.S. Employer Identification No.)
P.O. Box 4552
Park City, Utah 84060
(Address of principal executive office)
(Zip Code)
(207) 824-8100
www.peaks.com
(Registrant’s telephone number, including area code)

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 28, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
American Skiing Company

Full Name of Registrant
ASC Holdings, Inc.

Former Name if Applicable
136 Heber Ave, Ste 303

Address of Principal Executive Office (Street and Number)
Park City, Utah 84060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant is filing this amended Form 12b25 to clarify that only the box opposite Item (a) of Part II of the Form should have been checked in the original filing, as opposed to a single box opposite Items (a), (b) and (c) of Part II. The remaining portions of the original filing dated December 5, 2007, including without limitation the narrative contained in Part III of such filing, were accurate as of the filing date and continue to be accurate as of the date hereof, and are not amended via this amended filing except as set forth in the following sentence.
The Company is in the final stages of winding-up its operations and has reduced its corporate employees to approximately 12 employees, of whom 3 are finance employees.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Skiing Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 31, 2008	By	/s/ Foster A. Stewart, Jr.

Foster A. Stewart, Jr.
Secretary and General Counsel